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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Metalline Mining Co.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
591 257 100
(CUSIP Number)
July 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	591 257 100	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Britannia Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(not applicable)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Organized under laws of Nevis

	5	SOLE VOTING POWER:

NUMBER OF		1,667,600 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,667,600 shares

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,667,600 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.89%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

#See Instructions.

CUSIP No.	591 257 100	Schedule 13G/A	Page	3	of	4

Item 1.	(a) Issuer	Metalline Mining Co. (“Issuer”)

	(b) Principal Executive Offices	1330 E. Margaret Ave.
Coeur d’Alene, ID 83815

Item 2.	(a) Person Filing	Britannia Holdings Limited (“Britannia”)

	(b) Principal Business Office/Residence	Unit 10, Springates East, Government Road
Charlestown, Nevis, West Indies

	(c) Citizenship	Organized under laws of Nevis

	(d) Title of Class of Securities	Common Stock

	(e) CUSIP Number	591 257 100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c) by:
	(a)	[ ]	Broker or Dealer registered under Section 15 of the Act
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act
	(e)	[ ]	Investment Adviser registered under § 203, Investment Advisers Act
	(f)	[ ]	Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	(g)	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	(h)	[ ]	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
	(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

	If this statement is filed pursuant to Rule 13d-1(c), check this box:			[XX]

Item 4.	Ownership of More than Five Percent of Class:

	(a)	Amount beneficially owned		1,667,600 shares

	(b)	Percentage of class		4.89%(1)

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or direct the vote	1,667,600 shares
		(ii)	shared power to vote or to direct the vote	-0-
		(iii)	sole power to dispose or to direct disposition of	1,667,600 shares
		(iv)	shared power to dispose or to direct disposition of	-0-

	(1)	Calculated in accordance with Exchange Act Rule 13d-3 based on 34,101,661 shares of common stock outstanding as of April 30, 2006 (as reported in the Issuer’s Form 10-QSB for the fiscal quarter ended April 30, 2006).

Item 5.	Ownership of Five Percent or Less of Class	[XX]

This Schedule 13G/A is being filed to report the fact that as of the date hereof Britannia has ceased to be the beneficial owner of more than five percent of the Issuer common stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another	[not applicable]

CUSIP No.	591 257 100	Page	4	of	4

Item 7.	Identification and Classification of Subsidiary Which Acquired Security Being Reported on By Parent Holding Company	[not applicable]

Item 8.	Identification and Classification of Members of Group	[not applicable]

Item 9.	Notice of Dissolution of Group	[not applicable]

Item 10.	Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction not having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: July 31, 2006

BRITANNIA HOLDINGS LIMITED
By:	/s/ Mik Underdown
Mik Underdown, Director

By:	/s/ Peter Craggs Howe
Peter Craggs Howe, Director